FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.                                Reporting Issuer

PLATINUM GROUP METALS LTD.
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450     Facsimile: (604) 484-4710

Item 2.                      Date of Material Change  March 6, 2008

Item 3.                      Press Release:  The Issuer issued a press release at Vancouver, BC dated March 7, 2008 to the TSX.

Item 4.                      Summary of Material Change:  Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) announces that it has received C$1.4 million in warrant exercises.

Item 5.                      1.) Full Description of Material Change: See the news release dated March 7, 2008.

   2.) Disclosure for Restructuring Transactions: N/A

Item 6.	Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)	N/A

Item 7.                      Omitted Information                                                                N/A

Item 8.                      Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO                                                                           Phone: (604) 899-5450

Item 9.	Statement of Senior Officer: The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 12th day of March, 2008.

Platinum Group Metals Ltd.

“R. Michael Jones”

R. Michael Jones, President & CEO